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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL RECEIVED PROCESSING
FEB 27 2004
WASH, DC SECTION

SEC FILE NUMBER
8- 52972

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robbins Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8700 West Bryn Mawr - 7th Floor, South Tower
(No. and Street)

Chicago (City) Illinois (State) 60631 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Frank (773) 714-8900
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Coleman Joseph Blitstein & Stuart LLC
(Name – *if individual, state last, first, middle name*)

108 Wilmot Road, Suite 330 (Address) Deerfield (City) Illinois (State) 60015 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 09 2004
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Charles Frank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robbins Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Charles Frank 2-19-04
Signature

President
Title

OFFICIAL SEAL
PAMELA SPRITZ
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:07/21/05

Pamela Spritz
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CJB&S

COLEMAN JOSEPH BLITSTEIN & STUART LLC

# ROBBINS SECURITIES, INC.

## AUDITED FINANCIAL STATEMENTS

## DECEMBER 31, 2003

108 Wilmot Road, Suite 330
Deerfield, Illinois 60015-5118
Phone 847.945.2888 Fax 847.945.9512 www.cjbs.com

**ROBBINS SECURITIES, INC.**
**DECEMBER 31, 2003**

## TABLE OF CONTENTS

| FORM X-17A-5 | FOCUS REPORT (Financial and Operational Combined Uniform Single Report) Part IIA 5th FOCUS INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17 |
|---|---|

## COVER

Select a filing method: Basic (●) Alternate ( ) [0011]

Name of Broker Dealer: ROBBINS SECURITIES, INC. [0013]

SEC File Number: 8- 52972 [0014]

Address of Principal Place of Business: 8700 W. BRYN MAWR [0020]

CHICAGO [0021] IL [0022] 60631 [0023]

Firm ID: 104982 [0015]

For Period Beginning 01/01/03 [0024] And Ending 12/31/03 [0025]

Name and telephone number of person to contact in regard to this report:

Name: Charles Frank [0030] Phone: (773)714-8900 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ________ [0032] Phone: ________ [0033]

Name: ________ [0034] Phone: ________ [0035]

Name: ________ [0036] Phone: ________ [0037]

Name: ________ [0038] Phone: ________ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (X) [0041]

Check here if respondent is filing an audited report [X] [0042]

CJB&S

COLEMAN JOSEPH BLITSTEIN & STUART LLC

## INDEPENDENT AUDITORS' REPORT

Board of Directors
Robbins Securities, Inc.
Chicago, Illinois

We have audited the accompanying statements on pages 3-15 in the Financial and Operational Combined Uniform Single Report Part IIA of Robbins Securities, Inc. (an Illinois S corporation) as of December 31, 2003 and for the year then ended. These statements are the responsibility of the management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements on pages 3-15 are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the information therein of Robbins Securities, Inc. as of December 31, 2003 and for the year then ended in conformity with U.S. generally accepted accounting principles.

*Coleman Joseph Blitstein & Stuart LLC*

COLEMAN JOSEPH BLITSTEIN & STUART LLC

January 28, 2004



108 Wilmot Road, Suite 330
Deerfield, Illinois 60015-5118
Phone 847.945.2888 Fax 847.945.9512 www.cjbs.com

ROBBINS SECURITIES, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

## ASSETS

Consolidated ○ [0198] Unconsolidated ☒ [0199]

| | | Allowable | Non-Allowable | Total |
|---|---|---|---|---|
| 1. | Cash | 9,330 [0200] | | 9,330 [0750] |
| 2. | Receivables from brokers or dealers: | | | |
| | A. Clearance account | [0295] | | |
| | B. Other | 11,771 [0300] | 1,863 [0550] | 13,634 [0810] |
| 3. | Receivables from non-customers | [0355] | [0600] | -0- [0830] |
| 4. | Securities and spot commodities owned, at market value: | | | |
| | A. Exempted securities | [0418] | | |
| | B. Debt securities | [0419] | | |
| | C. Options | [0420] | | |
| | D. Other securities | [0424] | | |
| | E. Spot commodities | [0430] | | -0- [0850] |
| 5. | Securities and/or other investments not readily marketable: | | | |
| | A. At cost [0130] | | | |
| | B. At estimated fair value | [0440] | [0610] | -0- [0860] |
| 6. | Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: | [0460] | [0630] | -0- [0880] |
| | A. Exempted securities [0150] | | | |
| | B. Other securities [0160] | | | |

The accompanying notes are an integral part of these financial statements.

| | | | |
|---|---|---|---|
| 7. Secured demand notes market value of collateral: | [0470] | [0640] | -0- [0890] |
| A. **Exempted securities** [0170] | | | |
| B. **Other securities** [0180] | | | |
| 8. Memberships in exchanges: | | | |
| A. **Owned, at market** [0190] | | | |
| B. **Owned, at cost** | | [0650] | |
| C. **Contributed for use of the company, at market value** | | [0660] | -0- [0900] |
| 9. Investment in and receivables from affiliates, subsidiaries and associated partnerships | [0480] | [0670] | -0- [0910] |
| 10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization | [0490] | [0680] | -0- [0920] |
| 11. Other assets | [0535] | [0735] | -0- [0930] |
| 12. TOTAL ASSETS | 21,101 [0540] | 1,863 [0740] | 22,964 [0940] |

The accompanying notes are an integral part of these financial statements.

## LIABILITIES AND OWNERSHIP EQUITY

| Liabilities | A.I. Liabilities | Non-A.I. Liabilities | Total |
|---|---|---|---|
| **13.** Bank loans payable | [1045] | [1255] | -0- [1470] |
| **14.** Payable to brokers or dealers: | | | |
| A. Clearance account | [1114] | [1315] | -0- [1560] |
| B. Other | [1115] | [1305] | -0- [1540] |
| **15.** Payable to non-customers | [1155] | [1355] | -0- [1610] |
| **16.** Securities sold not yet purchased, at market value | | [1360] | -0- [1620] |
| **17.** Accounts payable, accrued liabilities, expenses and other | 8,720 [1205] | -0- [1385] | 8,720 [1685] |
| **18.** Notes and mortgages payable: | | | |
| A. Unsecured | [1210] | | -0- [1690] |
| B. Secured | [1211] | [1390] | -0- [1700] |
| **19.** Liabilities subordinated to claims of general creditors: | | | |
| A. Cash borrowings: | | [1400] | -0- [1710] |
| 1. from outsiders [0970] | | | |
| 2. Includes equity subordination (15c3-1(d)) of [0980] | | | |
| B. Securities borrowings, at market value: | | [1410] | -0- [1720] |
| from outsiders [0990] | | | |
| C. Pursuant to secured demand note collateral agreements: | | [1420] | -0- [1730] |
| 1. from outsiders | | | |

The accompanying notes are an integral part of these financial statements.

| | | | |
|---|---|---|---|
| [1000] | | | |
| 2. Includes equity subordination (15c3-1(d)) of [1010] | | | |
| D. Exchange memberships contributed for use of company, at market value | | [1430] | -0- [1740] |
| E. Accounts and other borrowings not qualified for net capital purposes | [1220] | [1440] | -0- [1750] |
| 20. TOTAL LIABLITIES | 8,720 [1230] | -0- [1450] | 8,720 [1760] |

## Ownership Equity

| | Total |
|---|---|
| 21. Sole proprietorship | [1770] |
| 22. Partnership (limited partners [1020]) | [1780] |
| 23. Corporations: | |
| A. Preferred stock | -0- [1791] |
| B. Common stock | 1,000 [1792] |
| C. Additional paid-in capital | 10,000 [1793] |
| D. Retained earnings | 3,244 [1794] |
| E. Total | 14,244 [1795] |
| F. Less capital stock in treasury | -0- [1796] |
| 24. TOTAL OWNERSHIP EQUITY | 14,244 [1800] |
| 25. TOTAL LIABILITIES AND OWNERSHIP EQUITY | 22,964 [1810] |

The accompanying notes are an integral part of these financial statements.

ROBBINS SECURITIES, INC
STATEMENT OF INCOME

## STATEMENT OF INCOME (LOSS)

Period Beginning 01/01/03 [3932] Period Ending 12/31/03 [3933] Number of months 12 [3931]

## REVENUE

| | | |
|---|---|---|
| 1. | Commissions: | |
| | a. Commissions on transactions in exchange listed equity securities executed on an exchange | -0- [3935] |
| | b. Commissions on listed option transactions | -0- [3938] |
| | c. All other securities commissions | 156,577 [3939] |
| | d. Total securities commissions | 156,577 [3940] |
| 2. | Gains or losses on firm securities trading accounts | |
| | a. From market making in options on a national securities exchange | -0- [3945] |
| | b. From all other trading | -0- [3949] |
| | c. Total gain (loss) | -0- [3950] |
| 3. | Gains or losses on firm securities investment accounts | -0- [3952] |
| 4. | Profit (loss) from underwriting and selling groups | -0- [3955] |
| 5. | Revenue from sale of investment company shares | -0- [3970] |
| 6. | Commodities revenue | -0- [3990] |
| 7. | Fees for account supervision, investment advisory and administrative services | -0- [3975] |
| 8. | Other revenue Interest | 2,638 [3995] |
| 9. | Total revenue | 159,215 [4030] |

## EXPENSES

| | | |
|---|---|---|
| 10. | Salaries and other employment costs for general partners and voting stockholder officers | -0- [4120] |
| 11. | Other employee compensation and benefits | -0- [4115] |
| 12. | Commissions paid to other broker-dealers | 97,678 [4140] |
| 13. | Interest expense | -0- [4075] |
| | a. Includes interest on accounts subject to subordination agreements [4070] | |
| 14. | Regulatory fees and expenses NASD/SIPC Membership | 911 [4195] |
| 15. | Other expenses Administrative Fees | 58,219 [4100] |
| 16. | Total expenses | 156,808 [4200] |

The accompanying notes are an integral part of these financial statements.

[4200]

## NET INCOME

| | | | |
|---|---|---|---|
| 17. | Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16) | | 2,407 [4210] |
| 18. | Provision for Federal Income taxes (for parent only) | | -0- [4220] |
| 19. | Equity in earnings (losses) of unconsolidated subsidiaries not included above | | -0- [4222] |
| | a. **After Federal income taxes of** | -0- [4238] | |
| 20. | Extraordinary gains (losses) | | -0- [4224] |
| | a. **After Federal income taxes of** | -0- [4239] | |
| 21. | Cumulative effect of changes in accounting principles | | -0- [4225] |
| 22. | Net income (loss) after Federal income taxes and extraordinary items | | 2,407 [4230] |

**MONTHLY INCOME**

| | | |
|---|---|---|
| 23. | Income (current monthly only) before provision for Federal income taxes and extraordinary items | 991 [4211] |

The accompanying notes are an integral part of these financial statements.

## EXEMPTIVE PROVISIONS

**25.** If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☐ [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☐ [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☒ [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

| Clearing Firm SEC#s | Name | Product Code | |
|---|---|---|---|
| 8- 26740 [4335A] | National Financial Services LLC [4335A2] | ALL | [4335B] |
| 8- 23669 [4335C] | Instinet Clearing Services Inc. [4335C2] | ALL | [4335D] |
| 8- [4335E] | [4335E2] | | [4335F] |
| 8- [4335G] | [4335G2] | | [4335H] |
| 8- [4335I] | [4335I2] | | [4335J] |

D. (k) ☐ [4580]
(3)--Exempted by order of the Commission

The accompanying notes are an integral part of these financial statements.

ROBBINS SECURITIES, INC
STATEMENT OF COMPUTATION OF NET CAPITAL
DECEMBER 31, 2003

## COMPUTATION OF NET CAPITAL

| | | | | |
|---|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | | 14,244 [3480] |
| 2. | Deduct ownership equity not allowable for Net Capital | | | -0- [3490] |
| 3. | Total ownership equity qualified for Net Capital | | | 14,244 [3500] |
| 4. | Add: | | | |
| | A. **Liabilities subordinated to claims of general creditors allowable *in computation of net capital*** | | | -0- [3520] |
| | B. **Other (deductions) or allowable credits (List)** | | | |
| | | [3525A] | [3525B] | |
| | | [3525C] | [3525D] | |
| | | [3525E] | [3525F] | -0- [3525] |
| 5. | Total capital and allowable subordinated liabilities | | | 14,244 [3530] |
| 6. | Deductions and/or charges: | | | |
| | A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)** | | 1,863 [3540] | |
| | B. **Secured demand note deficiency** | | -0- [3590] | |
| | C. **Commodity futures contracts and spot commodities - proprietary capital charges** | | -0- [3600] | |
| | D. **Other deductions and/or charges** | | -0- [3610] | (1,863) [3620] |
| 7. | Other additions and/or credits (List) | | | |
| | | [3630A] | -0- [3630B] | |
| | | [3630C] | -0- [3630D] | |
| | | [3630E] | -0- [3630F] | -0- [3630] |
| 8. | Net capital before haircuts on securities positions | | | 12,381 [3640] |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | | |
| | A. **Contractual securities commitments** | | -0- [3660] | |
| | B. **Subordinated securities borrowings** | | -0- [3670] | |
| | C. **Trading and investment securities:** | | | |

The accompanying notes are an integral part of these financial statements.

| | | |
|---|---|---|
| 1. Exempted securities | [3735] | |
| 2. Debt securities | [3733] | |
| 3. Options | [3730] | |
| 4. Other securities | [3734] | |
| D. Undue Concentration | [3650] | |
| E. Other (List) | | |
| [3736A] | [3736B] | |
| [3736C] | [3736D] | |
| [3736E] | [3736F] | |
| | [3736] | -0- [3740] |
| 10. Net Capital [See footnote H, as to Audited Net Capital computation at 12/31/03 and original Focus Report] | | 12,381 [3750] |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

| | |
|---|---|
| 11. Minimum net capital required (6-2/3% of line 19) | 581 [3756] |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A) | 5,000 [3758] |
| 13. Net capital requirement (greater of line 11 or 12) | 5,000 [3760] |
| 14. Excess net capital (line 10 less 13) | 7,381 [3770] |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) | 11,509 [3780] |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | 8,720 [3790] |
| 17. Add: | | |
| A. Drafts for immediate credit | -0- [3800] | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | -0- [3810] | |
| C. Other unrecorded amounts (List) | | |
| | -0- | |

The accompanying notes are an integral part of these financial statements.

| | | | |
|---|---|---|---|
| | [3820A] | [3820B] | |
| | [3820C] | [3820D] | |
| | [3820E] | [3820F] | |
| | | -0- [3820] | -0- [3830] |
| **19.** Total aggregate indebtedness | | | 8,720 [3840] |
| **20.** Percentage of aggregate indebtedness to net capital (line 19 / line 10) | | | % 70 [3850] |

## OTHER RATIOS

| | |
|---|---|
| **21.** Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | % N/A [3860] |

The accompanying notes are an integral part of these financial statements.

ROBBINS SECURITIES, INC.
STATEMENT OF CHANGES IN OWNERSHIP EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

# SCHEDULED WITHDRAWALS

**Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.**

| Type of Proposed Withdrawal or Accrual | Name of Lender or Contributor | Insider or Outsider | Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities) | Withdrawal or Maturity Date (MMDDYYYY) | Expect to Renew |
|---|---|---|---|---|---|
| _ [4600] | [4601] | [4602] | [4603] | [4604] | [4605] |
| _ [4610] | [4611] | [4612] | [4613] | [4614] | [4615] |
| _ [4620] | [4621] | [4622] | [4623] | [4624] | [4625] |
| _ [4630] | [4631] | [4632] | [4633] | [4634] | [4635] |
| _ [4640] | [4641] | [4642] | [4643] | [4644] | [4645] |
| _ [4650] | [4651] | [4652] | [4653] | [4654] | [4655] |
| _ [4660] | [4661] | [4662] | [4663] | [4664] | [4665] |
| _ [4670] | [4671] | [4672] | [4673] | [4674] | [4675] |
| _ [4680] | [4681] | [4682] | [4683] | [4684] | [4685] |
| _ [4690] | [4691] | [4692] | [4693] | [4694] | [4695] |
| | | TOTAL $ | -0- [4699] | | |

Omit Pennies

**Instructions** *Detail listing must include the total of items maturing during the six month period following the report date, regardless of* whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months

| Withdrawal Code | Description |
|---|---|
| 1 | Equity Capital |
| 2 | Subordinated Liabilities |
| 3 | Accruals |
| 4 | 15c3-1(c)(2)(iv) Liabilities |

The accompanying notes are an integral part of these financial statements.

# STATEMENT OF CHANGES

## STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

| | | | | |
|---|---|---|---|---|
| 1. | Balance, beginning of period | | | 11,837 [4240] |
| | A. | Net income (loss) | | 2,407 [4250] |
| | B. | Additions (includes non-conforming capital of | [4262] ) | -0- [4260] |
| | C. | Deductions (includes non-conforming capital of | [4272] ) | -0- [4270] |
| 2. | Balance, end of period (From item 1800) | | | 14,244 [4290] |

## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

| | | | |
|---|---|---|---|
| 3. | Balance, beginning of period | | -0- [4300] |
| | A. | Increases | -0- [4310] |
| | B. | Decreases | -0- [4320] |
| 4. | Balance, end of period (From item 3520) | | -0- [4330] |

The accompanying notes are an integral part of these financial statements.



[redacted]

ROBBINS SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

| | |
|---|---|
| CASH FLOW FROM OPERATING ACTIVITIES: | |
| Net Income | $ 2,407 |
| Adjustments to reconcile net income or (loss) to net cash provided or (used) by operating activities: | |
| (Increase) decrease in operating assets: | |
| Receivable from brokers or dealers | 175 |
| Increase (decrease) in operating liabilities: | |
| Accounts payable and accrued expenses | ( 712) |
| Net cash provided by operating activities | 1,870 |
| Cash and equivalents at beginning of year | 7,460 |
| Cash and equivalents at end of year | $ 9,330 |

Supplemental Disclosures

1. The Company considers all investments having a maturity of less than 90 days to be "cash equivalents."
2. The Company paid no interest expense during the year ended December 31, 2003.
3. The Company paid no income taxes during the year ended December 31, 2003.

The accompanying notes are an integral part of these financial statements

**ROBBINS SECURITIES, INC.**

**NOTES TO FINANCIAL STATEMENTS**

**DECEMBER 31, 2003**

## NOTE A – ORGANIZATION

Robbins Securities Inc., was incorporated in the state of Illinois in 1993. The corporation remained inactive until September 1, 2000 and began its operations as a registered securities dealer engaged in securities transactions during 2001.

## NOTE B – SIGNIFICANT ACCOUNTING POLICIES

### Overall Accounting Method

The Corporation maintains its books using the accrual basis method of accounting.

### Securities

All customer transactions are cleared through other broker-dealers. As a non-carrying, non-clearing dealer, the Corporation maintains no custody of any customer securities.

### Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period reported. Actual results could differ from those estimates. Estimates are used when accounting for long-term contracts, allowances for uncollectable accounts receivable, taxes and contingencies among others.

## NOTE C – INCOME TAXES

The Corporation's original sole shareholder made an election under Internal Revenue Code section 1362, effective as of January 1, 2001, to be an S-corporation. As such, the current shareholders, (two as of 1/1/2003) are taxed on all the Company's taxable income. Therefore, no provision for federal income taxes has been included in these financial statements.

## NOTE D – COMMON STOCK

The Corporation is authorized to issue 1,000,000 shares of common stock at no par value per share. At December 31, 2003, 1,000 shares are issued and outstanding.

## NOTE E – CAPITAL REQUIREMENTS

The Corporation is subject to the net capital requirements of the NASD, and as such, is required to maintain a net capital of $5,000. Net capital of the corporation at December 31, 2003 was $12,381. The minimum capital requirements may effectively restrict the withdrawal of corporate equity.

## NOTE F – RELATED PARTIES

The Corporation's 51% shareholder is also a 100% owner in both Riverside Futures, Inc. and Robbins Trading Company. Riverside Futures, Inc. is a C-corporation incorporated in the state of Illinois; Robbins Trading Company is an S-corporation incorporated in the state of Illinois.

Riverside Futures, Inc., by agreement dated May 13, 2001 with Robbins Securities, Inc., has agreed to provide administrative staff support to Robbins Securities, Inc. Furthermore, Riverside Future, Inc. agreed to pay variable costs of Robbins Securities, Inc., including the cost of utilities and telephone service. Administrative fees paid to Riverside Futures for the year ended December 31, 2003 were $58,219.

From the inception of Robbins Securities, Inc. operations, September 1, 2000 through December 31, 2003, Riverside Futures, Inc. has absorbed and paid $66,561 in various NASD Central Registration Depository (CRD) charges, NASD web page advertising costs, National Compliance Fees and other various securities related expenses on behalf of Robbins Securities, Inc. These amounts will not be repaid to Riverside Futures, Inc., by agreement of May 13, 2001 mentioned above, and therefore, are not reflected in the financial statements presented.

At December 31, 2003, there are no balances due to or from any of the related parties.

## NOTE G – CREDIT RISK – COUNTERPARTY OBLIGATIONS

As a registered securities dealer, the Corporation is engaged in various securities transactions servicing a diverse group of individual investors. In addition, all of the Corporation's transactions are cleared through other brokers and dealers. The Corporation's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatility in trading markets, which may impair the counterparties' ability to satisfy their obligations to the Corporation. The Corporation does not anticipate nonperformance by counterparties. The Corporation monitors its risk and has a policy of reviewing the credit standing of each counterparty with which it conducts business.

## NOTE H – AUDITED NET CAPITAL COMPUTATION

| | | |
|---|---|---|
| Audited Net Capital at December 31, 2003 was | $ | 12,381 |
| Original Focus Report for quarter ended December 31, 2003 reported Net Capital | $ | 14,244 |
| Audit Adjustment: Corrections to Broker Dealer's Commission Receivable list | ( | 1,863) |
| Adjusted Net Capital, as per audit, December 31, 2003 | $ | 12,381 |

SUPPLEMENTAL INFORMATION

CJB&S

COLEMAN JOSEPH BLITSTEIN & STUART LLC

## AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Robbins Securities, Inc.
Chicago, Illinois

We have audited the statements on pages 3-15 in the Financial and Operational Combined Uniform Single Report Part IIA of Robbins Securities, Inc. as of December 31, 2003 and for the year then ended, and have issued our report thereon dated January 28, 2004.

As part of our audit, we made a study evaluation of the internal control structure to the extent we considered necessary to evaluate the structure as required by generally accepted auditing standards. Under these standards, the purpose of such evaluations are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to assist the auditor in planning and performing the audit of the financial statements.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal control should not exceed the benefits derived and also recognizes that evaluation of these factors necessarily requires estimates and judgments by management.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion.

Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

Our audit of the financial statements made in accordance with U.S. generally accepted auditing standards, including the study and evaluation of the corporation's internal control structure that was made for the purpose set forth in the first paragraph of this report, would not necessarily disclose all weaknesses in the system because it was based on selective tests of accounting records and related data. During our review of the control structure we did not become aware of any material weaknesses.

The foregoing conditions were considered in determining the nature, timing and extent of audit tests to be applied in our audit of the financial statements, and this report of such conditions does not modify our report dated January 28, 2004 on such financial statements.

*Coleman Joseph Blitstein & Stuart LLC*

COLEMAN JOSEPH BLITSTEIN & STUART LLC

January 28, 2004

108 Wilmot Road, Suite 330
Deerfield, Illinois 60015-5118



Phone 847.945.2888 Fax 847.945.9512 www.cjbs.com